15026602

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 18 2015
WASH., D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Transcend Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 River Place Blvd., Bldg 1, Suite 200
(No. and Street)

Austin	Texas	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael DeNio — (512) 623-7774
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael DeNio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transcend Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

MICHELLE J NICOLAS
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
JUNE 29, 2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

BAUER
& COMPANY
audit & accounting services

Transcend Capital, LLC

Financial Statements and Supplemental Schedule

December 31, 2014

Transcend Capital, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2014

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Transcend Capital, LLC:

We have audited the accompanying financial statements of Transcend Capital, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Transcend Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Transcend Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, the 2014 financial statements have been restated to correct a misstatement.

The accompanying financial statements have been prepared assuming that Transcend Capital, LLC will continue as a going concern. As discussed in Note 2 to the financial statements, Transcend Capital, LLC's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1(Schedule I) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Transcend Capital, LLC's financial statements. The Supplemental Information is the responsibility of Transcend Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
May 11, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

TRANSCEND CAPITAL, LLC
Statement of Financial Condition
(Restated)
December 31, 2014

ASSETS	
Cash	$ 110,642
Receivable from clearing broker dealers	145,434
Deposit with clearing company	50,000
Other receivables and advances	14,000
Prepaid expenses	33,964
Deposits	15,842
Property and equipment, net	20,029
TOTAL ASSETS	$ 389,911
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 190,753
Commission payable	70,155
Payable to broker-dealers	1,038
Total Liabilities	261,946
Member's Equity	127,965
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 389,911

See notes to the financial statements and report of independent registered public accounting firm.

TRANSCEND CAPITAL, LLC
Statement of Operations
(Restated)
For the Year Ended December 31, 2014

REVENUES	
Commissions	$ 1,928,425
Other	396,794
Total revenues	2,325,219
EXPENSES	
Commission and clearance expenses	878,089
Salaries and wages	484,236
Clearing and execution fees	513,128
Research	205,097
Professional services	87,087
License and registration	51,048
Occupancy and equipment costs	139,441
Other expenses	144,961
Total expenses	2,503,087
NET LOSS BEFORE INCOME TAX	(177,868)
Income tax expense	214
NET LOSS	$ (178,082)

See notes to the financial statements and report of independent registered public accounting firm.

TRANSCEND CAPITAL, LLC

Statement of Changes in Member's Equity

(Restated)

For the Year Ended December 31, 2014

Balance at December 31, 2013	$	271,047
Member contributions		35,000
Net loss		(178,082)
Balance at December 31, 2014	$	127,965

See notes to the financial statements and report of independent registered public accounting firm.

Transcend Capital, LLC
Statement of Cash Flows
(Restated)
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(178,082)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation		3,447
Changes in operating assets:		
Receivable from clearing broker-dealers		(15,479)
Deposit with clearing company		250,000
Other receivables and advances		(14,000)
Prepaid expenses		20,753
Deposits		(2,098)
Changes in operating liabilities:		
Accounts payable and accrued expenses		(169,083)
Commission payable		19,360
Payable to broker-dealers		(30,812)
Net cash used in operating activities		(115,994)
Cash flows from financing activities:		
Member contributions		35,000
Net cash provided by financing activities		35,000
Net decrease in cash		(80,994)
Cash at beginning of period		191,636
Cash at end of period	$	110,642
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See notes to the financial statements and report of independent registered public accounting firm.

TRANSCEND CAPITAL, LLC
Notes to the Financial Statements
(Restated)
December 31, 2014

Note 1 - Nature of Business

Transcend Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company was a limited partnership organized under the laws of the State of Delaware on March 28, 2000, but the Company changed to a limited liability company organized under the laws of the State of Texas on April 13, 2010.

The Company is a full-service brokerage firm that specializes in offering execution services for market professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Futures

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Note 2 - Liquidity and Going Concern

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $50,000 and net capital of $44,130 at December 31, 2014 which is a violation of net capital requirements (Notes 9 and 11).

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2014, the Company has $110,642 in cash and cash equivalents and working capital of approximately $92,094. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan, certain assets may not be recoverable. The matters discussed above raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Note 3 - Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

The Company's investments are stated at fair value. However, interpreting market data to estimate fair value requires considerable judgment. Accordingly, the estimates presented herein do not necessarily indicate the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

Revenue Recognition
Agency commission revenue and related expenses from customer security transactions are recorded by the Company's clearing agents on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

The Company does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission and to perform all services customarily incident thereto.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets (three to five years), except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Note 3 - Summary of Significant Accounting Policies (continued)

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and other receivables and advances. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Income Taxes
The Company was formed as a Texas limited liability company. The Company has elected to be taxed as a Subchapter S corporation under the provisions of the Internal Revenue Code. As a result, the member of the Company pays all Federal income tax expense.

As of and for the year ended December 31, 2014, the Company's Texas margin tax expense was not significant.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, deposit with clearing company, other receivables and advances, prepaid expenses, deposits, payable to broker-dealers, commission payable and accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Management Review
The Company has evaluated subsequent events through May 11, 2015, the date the financial statements were available to be issued.

Note 3 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Clearing Deposit

The Company maintains a deposit account with COR Clearing, LLC("COR") as part of the Company's contract for services. COR requires a deposit that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2014, the deposit balance was $50,000 for COR.

Note 5 - Property and Equipment

Property and equipment consists of the following as of December 31, 2014:

Computer equipment	$	35,918
Furniture and fixtures		11,335
Leasehold improvements		5,581
Computer software		1,973
Office equipment		2,859
Total property and equipment		57,666
Accumulated depreciation		(37,637)
Net property and equipment	$	20,029

Depreciation expense was $3,447 for the year ended December 31, 2014 and is included in occupancy and equipment costs in the accompanying statement of operations.

Note 6 - Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organizations. The clearing organizations carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organizations may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing organizations. Included in the Company's clearing agreement with its clearing organizations is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organizations to the extent of the net loss on any unsettled trades. As of December 31, 2014, the Company had not been notified by the clearing organizations about any potential losses relating to this indemnification, and the Company was not otherwise aware of any potential losses relating to this indemnification. The Company has $195,434 or approximately 50% of its total assets in receivable from clearing broker-dealers and deposit with clearing company as of December 31, 2014.

TRANSCEND CAPITAL, LLC
Notes to the Financial Statements
(Restated)
December 31, 2014

Note 7 - Related Party Transactions

The Company and Transcend Capital Management, LLC (the "Parent") entered into an agreement in which the Parent performs management services. Total fees paid under this agreement were $12,000 for the year ended December 31, 2014 and are recorded in professional services in the statement of operations.

Note 8 - Commitments and Contingencies

Leases
The Company leases office space under two operating leases expiring in December 2015 and May 2017. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $43,782 for the year ended December 31, 2014.

As of December 31, 2014, future minimum lease payments under non-cancelable operating leases are as follows:

2005	$ 32,348
2006	22,983
2007	7,817
Total	$ 63,148

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

In 2013, the Company entered into a settlement agreement for FINRA violations that totaled $200,000. As of December 31, 2014, the Company has a remaining amount due of $94,980, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition. As of the date these financial statements were available to be issued, the Company has not complied with the terms of the FINRA settlement agreement as the full amount has not been paid. FINRA has not initiated further action against the Company, but non-compliance with the settlement agreement subjects the Company to further action which could include additional fines or possibly expulsion from FINRA membership.

Note 9 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2014, the minimum net capital requirement for the Company was $50,000. Net capital at December 31, 2014 aggregated $44,130 which is a violation of the Company's minimum net capital requirement. In January 2015, the Company remediated the net capital violation through the receipt of additional member contributions. The Company's ratio of aggregate indebtedness to net capital was 5.94 to 1 at December 31, 2014.

Note 10 - Subsequent Events

From January 1, 2015 through April 30, 2015, the Company received member contributions of $155,000.

Note 11 – Restatement of Financial Statements

The Company's financial statements as of and for the year ended December 31, 2014 have been restated to reflect an outstanding cash payment of $40,876 to a client of the Company as of December 31, 2014. In January 2015 the Company subsequently ordered that the bank stop payment on this outstanding check. The previously issued financial statements incorrectly reflected the stop payment in December 2014.

TRANSCEND CAPITAL, LLC
Notes to the Financial Statements
(Restated)
December 31, 2014

Note 11 - Restatement of Financial Statements (continued)

Statement of Financial Condition
as of December 31, 2014

	Pre-Restatement	Change	Post-Restatement
ASSETS			
Cash	$ 151,518	$ (40,876)	$ 110,642
Receivable from clearing broker dealers	145,434		145,434
Deposit with clearing company	50,000		50,000
Other receivables and advances	14,000		14,000
Prepaid expenses	33,964		33,964
Deposits	15,842		15,842
Property and equipment, net	20,029		20,029
TOTAL ASSETS	$ 430,787	$ (40,876)	$ 389,911
LIABILITIES AND MEMBER'S EQUITY			
Liabilities			
Accounts payable and accrued expenses	$ 190,753		$ 190,753
Commission payable	70,155		70,155
Payable to broker-dealers	1,038		1,038
Total Liabilities	261,946		261,946
Member's Equity	168,841	(40,876)	127,965
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 430,787	(40,876)	$ 389,911

Statement of Operations
For the Year Ended December 31, 2014

	Pre-Restatement	Change	Post-Restatement
REVENUES			
Commissions	$ 1,928,425		$ 1,928,425
Other	396,794		396,794
Total revenues	2,325,219		2,325,219
EXPENSES			
Commission and clearance expenses	878,089		878,089
Salaries and wages	484,236		484,236
Clearing and execution fees	513,128		513,128
Research	205,097		205,097
Professional services	87,087		87,087
License and registration	51,048		51,048
Occupancy and equipment costs	139,441		139,441
Other expenses	104,085	40,876	144,961
Total expenses	2,462,211	40,876	2,503,087
NET LOSS BEFORE INCOME TAX	(136,992)	(40,876)	(177,868)
Income tax expense	214		214
NET LOSS	(137,206)	(40,876)	(178,082)

Schedule I
(Restated)
TRANSCEND CAPITAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

Total member's equity qualified for net capital	$ 127,965
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	33,964
Deposits	15,842
Other receivables and advances	14,000
Property and equipment, net	20,029
Total deductions and/or charges	83,835
Net capital before haircuts on securities	44,130
Haircuts on securities	-
Net capital	$ 44,130
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 190,753
Commission payable	70,155
Due to broker-dealers	1,038
Total aggregate indebtedness	$ 261,946
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in deficit of minimum requirement	$ (5,870)
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ (15,870)
Ratio of aggregate indebtedness to net capital	5.94 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as reported by Transcend Capital, LLC on the amended Form X-17A-5 filed on March 18, 2015. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Transcend Capital, LLC:

We have reviewed management's statements, included in the accompanying Transcend Capital, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R.Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
May 11, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

TRANSCEND
CAPITAL

February 20, 2015

To the best of my knowledge, Transcend Capital, LLC has met the specific exemption called upon under Rule 15c3-3(k) (2) (ii) that all customer transactions are cleared through COR Clearing, LLC on a fully disclosed basis for the period of June 1, 2014 to December 31, 2014 without exception.

Michael DeNio
President

6500 River Place Blvd - Building 1, Suite 200 - Austin, TX 78730
Phone: 512-623-7774 Fax: 512-346-7774
Member: FINRA / SIPC www.transcendcapital.com

BAUER
& COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Member of Transcend Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Transcend Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Transcend Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Transcend Capital, LLC's management is responsible for Transcend Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
May 11, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052946 FINRA DEC
TRANSCEND CAPITAL LLC 17*17
TRANSCEND CAPITAL
ATTN: ACCOUNTING
6500 RIVER PL BLVD BLDG 1 STE 200
AUSTIN TX 78730-1120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)		$ 4,530
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 1, 2014 (Date Paid)		(1808)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 2722
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2722	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Transcend Capital LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,325,219
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	0
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	513,128
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	513,128
2d. SIPC Net Operating Revenues	$1,812,091
2e. General Assessment @ .0025	$4,530
	(to page 1, line 2.A.)